

10035912

mr

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- B008062

8-24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2645 Elmwood Avenue
(No. and Street)

Kenmore, (City) New York (State) 14217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary A. Hoch 716-881-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville, (City) New York (State) 14221 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Gary A. Hoch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary A. Hoch Agency, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Notary Public

25 February 2010

LIZBETH A. DEABOLD
Notary Public, State of New York
License #01DE4969281
Qualified in Erie County
My Commission Expires 7.8.10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY HOCH AGENCY, INC.

Table of Contents

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT

The Shareholder
Gary Hoch Agency, Inc.:

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. (the Agency) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Agency's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital under to Rule 15c3-1 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 17, 2010

GARY HOCH AGENCY, INC.
Statement of Financial Condition
December 31, 2009

Assets

Current assets:		
Cash	$	38,008
Due from shareholder		11,000
Equipment, at cost:		
Furniture and equipment		71,782
Leasehold improvements		20,696
		92,478
Less accumulated depreciation and amortization		(92,478)
Net equipment		-
Purchased insurance accounts, less accumulated amortization of $10,441		1,611
Total assets	$	50,619

Liabilities and Stockholder's Equity

Liabilities - accounts payable		254
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding		50,000
Retained earnings		365
Total stockholder's equity		50,365
Total liabilities and stockholder's equity	$	50,619

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Operations
Year ended December 31, 2009

Operating income:		
Commissions from mutual funds and annuities	$	77,137
Fee income		13,386
Investment income		121
Total operating income		90,644
Operating expenses:		
Salaries		24,000
Rent		12,600
Employee benefits		6,000
Repairs and maintenance		4,173
Vehicles, travel and entertainment		3,823
Depreciation and amortization		2,797
Utilities		2,483
Insurance		2,304
Telephone		2,213
Professional fees		2,171
Payroll taxes		2,003
Commissions		1,992
Regulatory fees		1,351
Office supplies		1,025
Security		685
Miscellaneous		251
New York State franchise tax		50
Total expenses		69,921
Net income	$	20,723
Basic income per share	$	207.23

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Common stock	Retained earnings	Total
Balances at December 31, 2008	$ 50,000	1,642	51,642
Net income	-	20,723	20,723
Dividends paid	-	(22,000)	(22,000)
Balances at December 31, 2009	$ 50,000	365	50,365

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Cash Flows
Year ended December 31, 2009

Cash flows provided by operating activities:	
Net income	$ 20,723
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,797
Changes in - accounts payable and accrued expenses	(1,924)
Net cash provided by operating activities	21,596
Cash flows from investing activities:	
Decrease in investments	34,125
Additions to equipment	(1,994)
Increase in due from shareholder	(4,000)
Net cash provided by investing activities	28,131
Cash flows from financing activities - dividends paid	(22,000)
Net increase in cash	27,727
Cash at beginning of year	10,281
Cash at end of year	$ 38,008

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.

Notes to Financial Statements

December 31, 2009

(1) Organization

Gary Hoch Agency, Inc. (the Agency) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Agency maintains an office in Kenmore, New York and its customers are located primarily in Western New York State. The Agency is engaged principally in the sale of mutual fund investments and annuities.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies

(e) Capitalization, Depreciation and Amortization

Equipment and improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using accelerated depreciation methods for book and income tax purposes. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

(f) Advertising

Advertising costs are expensed as incurred.

(g) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Agency's accounting policies. The adoption of the Codification did not have a material impact on the Agency's financial position or results of operations.

(h) Subsequent Events

The Agency has evaluated events after December 31, 2009, and through February 17, 2010, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

Related party transactions at December 31, 2009 are as follows:

(a) Due from Shareholder

Due from shareholder amounted to $11,000 at December 31, 2009. This represents a non interest bearing advance to the shareholder due on demand.

(b) Rent Expense

The Agency rents office space on a month-to-month basis from the shareholder under an informal rental agreement. Rent expense under this agreement amounted to $9,000 for the year ended December 31, 2009. A relative of the shareholder provides storage space for the Agency. The total of these charges amounted to $3,600 for the year ended December 31, 2009.

(4) Net Capital Requirements

The Agency is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Agency capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2009, the Agency's net capital and required net capital (as defined) were $37,754 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .01 to 1.

(5) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Agency 's business (note 1) these conditions are satisfied and the Agency claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Agency, no material differences exist.

(7) Pension Plan

The Company adopted a retirement plan established under the provisions of Section 401(k) of the Internal Revenue Code effective on January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year or 1,000 hours of service. The Agency's contributions are entirely discretionary upon directors approval. Contributions to the plan for the year ended December 31, 2009 amounted to $6,000.

(8) Income Taxes

The Agency has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported to its owners on their respective income tax returns. The Agency's federal tax status as a pass-through entity is based on its election to be treated as an S Corporation. Accordingly, the Agency is not required to take any tax positions in order to qualify as a pass-through entity. The Agency is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Agency has no other tax positions which must be considered for disclosure.

GARY HOCH AGENCY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities Exchange Act of 1934

December 31, 2009

Total stockholder's equity from statement of financial condition	$ 50,365
Non-allowable assets from statement of financial condition	12,611
Net capital	37,754
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $145 or $5,000)	5,000
Excess net capital	$ 32,754
Aggregate indebtedness - accounts payable and accrued expenses	$ 254
Ratio - Aggregate indebtedness to net capital	.01 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHNAGE COMMISSION RULE 17a-5

The Shareholder
Gary Hoch Agency, Inc.:

In planning and performing our audit of the financial statements of Gary Hoch Agency, Inc. (the Agency) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Agency's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Agency's internal control. Accordingly, we do not express an opinion on the effectiveness of the Agency's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Agency (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Agency in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Agency does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Agency is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Agency has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Agency's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Agency's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 17, 2010

GARY HOCH AGENCY, INC.

Financial Statements and Supplemental Schedule

December 31, 2009

(With Independent Auditors' Report and
Supplemental Report on Internal Control)